[Chadbourne & Parke Letterhead]


                                   March 25, 2015


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549



       Re:Petroleum & Resources Corporation ("Company")
          Definitive Proxy Statement on Form DEF 14A
          Filed on March 10, 2015
          (File No. 811-02736)


Ladies and Gentlemen:

          This letter is in response to comments of the staff (the "Staff") of the Securities and Exchange Commission made during telephone conversations between Amy Miller, Senior Counsel
- the Division of Investment Management, and Kevin Smith, of this office, in connection with the above-referenced definitive proxy statement. Specifically, Ms. Miller asked us to confirm that the Company's pending name change from "Petroleum & Resources Corporation" to "Adams Natural Resources Fund, Inc." is consistent with the Company's investment policies and Rule 35d-1 under the Investment Company Act of 1940, as amended. We confirm that the Company has, as part of its investment policies, a fundamental policy that provides that the Company's policy is to invest at least 80% of its assets (other than cash and cash equivalents) in the petroleum or natural resources industries or those connected with, serving and/or supplying them.

          Please telephone Kevin Smith at (212) 408-1092 if you require additional information.

                              Very truly yours,






                              /s/ CHADBOURNE & PARKE LLP


cc Amy Miller                (VIA EDGAR)
:
   Lawrence L. Hooper, Jr.